CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$2,500,000	$98.25

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated March 4, 2008 (To the Prospectus dated August 31, 2007 and the Prospectus Supplement dated September 4, 2007)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

$2,500,000 100% Principal Protected Notes due March 8, 2010 Linked to the Performance of a Basket of Currencies against the Performance of the Pound Sterling Medium-Term Notes, Series A, No. F-60

Key Terms:	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA/Aa1‡)

Basket Initial Valuation Date:	March 4, 2008

Issue Date:	March 7, 2008

Basket Final Valuation Date:	March 3, 2010*

Maturity Date:	March 8, 2010* (resulting in a term to maturity of approximately 2 year)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:

An equally-weighted basket consisting of the currency exchange rates between (i) the Korean Won and the Pound Sterling (the “KRWGBP” currency exchange rate), (ii) the Chinese Yuan and the Pound Sterling (the “CNYGBP” currency exchange rate), (iii) the Malaysian Ringgit and the Pound Sterling (the “MYRGBP” currency exchange rate) (iv) the Indian Rupee and the Pound Sterling (the “INRGBP” currency exchange rate), (v) the Indonesian Rupiah and the Pound Sterling and (the “IDRGBP” currency exchange rate) and (vi) the Singapore Dollar and the Pound Sterling (the “SGDGBP” currency exchange rate) (each a “currency exchange rate” and a “basket component”). The currency exchange rates for each reference currency, on any given day, including the basket initial valuation date and basket final valuation date, will be determined by the calculation agent as the reference or spot rate, which will be determined by the calculation agent in accordance with the following:

(a)    where the currency exchange rate is KRWGBP, the Pound Sterling per Korean Won fixing rate, which is 1 divided by GBPKRW, the Korean Won per U.S. Dollar fixing rate for settlement in two Business Days reported by the Korea Financial Telecommunications and Clearing Corporation which appears on the Reuters Screen KFTC18 Page to the right of the caption “USD Today” that is available at approximately 4:00 p.m., Seoul time, or as soon thereafter as practicable, on the relevant date;

(b)    where the currency exchange rate is CNYGBP, the Pound Sterling per Chinese Yuan fixing rate, which is 1 divided by GBPCNY, the Chinese Renminbi per one U.S. Dollar fixing rate for settlement in two Business Days reported by The State Administration of Foreign Exchange of the People’s Republic of China, Beijing, which appears on the Reuters Screen SAEC Page opposite the symbol “USDCNY=“ at approximately 9:15 am., Beijing time, on the relevant date;

(c)    where the currency exchange rate is MYRGBP, the Pound Sterling per Malaysian Ringgit fixing rate, which is 1 divided by GBPMYR, the Malaysian Ringgit per U.S. Dollar fixing rate for settlement in two business days, reported by the Association of Banks in Singapore which appears on the Reuters page ABSIRFIX01 to the right of the caption “Spot” under the column “MYR” at approximately 11:30 a.m., Singapore time, on the relevant date;

(d)    where the currency exchange rate is INRGBP, the Pound Sterling per Indian Rupee fixing rate, which is 1 divided by GBPINR, the Indian Rupee per U.S. Dollar fixing rate, for settlement in two Business Days reported by the Reserve Bank of India which appears on the Reuters Screen RBIB Page at approximately 2:30 p.m., Mumbai time, or as soon thereafter as practicable, on the relevant date;

(e)    where the currency exchange rate is IDRGBP; the Pound Sterling per Indonesian Rupiah, which is 1 divided by GBPIDR, the Indonesian Rupiah per U.S. Dollar spot rate at 11:00 a.m., Singapore time, expressed as the amount of Indonesian Rupiah per one U.S. Dollar, for settlement in two business days, reported by the Association of Banks in Singapore which appears on the Reuters page ABSIRFIX01 to the right of the caption “Spot” under the column “IDR” at approximately 11:30 a.m., Singapore time, on the relevant date; and

(f)     where the currency exchange rate is SGDGBP, the Pound Sterling per Singapore Dollar, which is 1 divided by GBPSGD, the Singapore Dollar per U.S. Dollar spot rate at 11:00 a.m., Singapore time, expressed as the amount of Singapore Dollar per one U.S. Dollar, for settlement in two business days, reported by the Association of Banks in Singapore which appears on the Reuters page ABSIRFIX01 to the right of the caption “Spot” under the column “SGD” at approximately 11:30 a.m., Singapore time, on the relevant date;

“GBPUSD” is the U.S. Dollar per one British Pound exchange rate which appears on the Reuters page WMR to the right of the caption “GBP” below “MID” at approximately 4 p.m., London time, on the relevant date.

See “Description of Reference Asset” in this pricing supplement for additional information.

Participation Rate:	55%

Principal Protection Percentage:	100%
Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•        if the basket performance is equal to or greater than 0%, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by the product of (i) the participation rate and (ii) the basket performance:

$1,000 + [$1,000 x (participation rate x basket performance)]

•        if the basket performance is less than 0%, you will receive the principal amount of your Notes.

Your principal is only protected if you hold the Notes to maturity.

Basket Performance:

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the basket initial valuation date to and including the basket final valuation date. The basket performance will be calculated as follows:

C(i) Initial = 0.0005317 with respect to KRWGBP, 0.07074 with respect to CNYGBP, 0.1577 with respect to MYRGBP, 0.01250 with respect to INRGBP, 0.00005534 with respect to IDRGBP, and 0.3620 with respect to SGDGBP currency exchange rate, which, in each case, represents the reference level of each basket component on the basket initial valuation date;

C(i) Final = The reference level of each basket component on the basket final valuation date; and

W(i) = Weighting of each basket component, which is 1/6 for each basket component.

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06738RKB1 and US06738RKB14

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Currency Exchange Rates—Market Disruption Events for Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “ Risk Factors” beginning on page S-3 of the prospectus supplement and “ Selected Risk Considerations” beginning on page PS-6 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	0%	100%
Total	$2,500,000	$0	$2,500,000

PS–2

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000, assuming a participation rate of 55%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Basket Performance	Payment at Maturity	Total Return on Notes
55.00%	$1,302.50	30.25%
45.00%	$1,247.50	24.75%
35.00%	$1,192.50	19.25%
25.00%	$1,137.50	13.75%
15.00%	$1,082.50	8.25%
12.50%	$1,068.75	6.88%
10.00%	$1,055.00	5.50%
7.50%	$1,041.25	4.13%
5.00%	$1,027.50	2.75%
2.50%	$1,013.75	1.37%
0.00%	$1,000.00	0.00%
- 5.00%	$1,000.00	0.00%
- 10.00%	$1,000.00	0.00%
- 20.00%	$1,000.00	0.00%
- 30.00%	$1,000.00	0.00%
- 40.00%	$1,000.00	0.00%
- 50.00%	$1,000.00	0.00%
- 60.00%	$1,000.00	0.00%
- 70.00%	$1,000.00	0.00%
- 80.00%	$1,000.00	0.00%
- 90.00%	$1,000.00	0.00%
-100.00%	$1,000.00	0.00%

PS–3

Hypothetical Examples of Amounts Payable at Maturity

The examples set forth below are provided for illustration purposes only. Assumptions in each of the examples are purely fictional and do not relate to any actual reference level or basket performance. The hypothetical terms do not represent the terms of an actual Note. The examples are hypothetical, and do not purport to be representative of every possible scenario concerning increases or decreases in the reference levels of the basket components on the basket final valuation date relative to their reference levels on the basket initial valuation date. We cannot predict the basket performance.

The following examples illustrate the payment at maturity assuming an initial investment of $1,000 and a participation rate of 55% and that the reference levels of the basket components are as indicated.

Example 1: In this case, all six reference currencies strengthen against the Pound Sterling. (This occurs when C(i)Final increases from C(i) Initial, reflecting higher number of Pound Sterling per reference currency.)

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
KRWGBP Exchange Rate	0.0005317	0.0005849	10.00%	16.67%	1.67%
CNYGBP Exchange Rate	0.07074	0.07427	5.00%	16.67%	0.83%
MYRGBP Exchange Rate	0.1577	0.1766	12.00%	16.67%	2.00%
INRGBP Exchange Rate	0.01250	0.01350	8.00%	16.67%	1.33%
IDRGBP Exchange Rate	0.00005534	0.00006419	16.00%	16.67%	2.67%
SGDGBP Exchange Rate	0.3620	0.4343	20.00%	16.67%	3.33%

Basket					8.50%

Step 2: Calculate the payment at maturity.

Because the basket performance of 8.50% is greater than 0% as of the basket final valuation date, the payment at maturity is equal to (a) the principal amount of the Notes plus (b) the principal amount multiplied by the product of (i) participation rate and (ii) the basket performance, calculated as follows:

$1,000 + [$1,000 x (participation rate x basket performance)] = $1,000 + [$1,000 x (55% x 8.50%)] = $1,046.75

Therefore, the payment at maturity is $1,046.75 per $1,000 principal amount Note, representing a 4.68% return on investment over the term of the Notes.

Example 2: In this case, some reference currencies strengthen against the Pound Sterling while two weaken.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
KRWGBP Exchange Rate	0.0005317	0.0005849	10.00%	16.67%	1.67%
CNYGBP Exchange Rate	0.07074	0.08347	18.00%	16.67%	3.00%
MYRGBP Exchange Rate	0.1577	0.1766	12.00%	16.67%	2.00%
INRGBP Exchange Rate	0.01250	0.01150	-8.00%	16.67%	-1.33%
IDRGBP Exchange Rate	0.00005534	0.00006641	20.00%	16.67%	3.33%
SGDGBP Exchange Rate	0.3620	0.3258	-10.00%	16.67%	-1.67%

Basket					7.00%

Step 2: Calculate the payment at maturity.

Because the basket performance of 7.00% is greater than 0% as of the basket final valuation date, the payment at maturity is equal to (a) the principal amount of the Notes plus (b) the principal amount multiplied by the product of (i) participation rate and (ii) the basket performance, calculated as follows:

PS–4

$1,000 + [$1,000 x (participation rate x basket performance)] = $1,000 + [$1,000 x (55% x 7.00%)] = $1,038.50

Therefore, the payment at maturity is $1,038.50 per $1,000 principal amount Note, representing a 3.85% return on investment over the term of the Notes.

Example 3: In this case, all six reference currencies weaken against the Pound Sterling. (This occurs when C(i)Final decreases from C(i) Initial, reflecting a fewer numbers of Pound Sterling per reference currency.)

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
KRWGBP Exchange Rate	0.0005317	0.0004785	-10.00%	16.67%	-1.67%
CNYGBP Exchange Rate	0.07074	0.06720	-5.00%	16.67%	-0.83%
MYRGBP Exchange Rate	0.1577	0.1451	-8.00%	16.67%	-1.33%
INRGBP Exchange Rate	0.01250	0.01100	-12.00%	16.67%	-2.00%
IDRGBP Exchange Rate	0.00005534	0.00004427	-20.00%	16.67%	-3.33%
SGDGBP Exchange Rate	0.3620	0.3040	-16.00%	16.67%	-2.67%

Basket					-11.83%

Step 2: Calculate the payment at maturity.

Because the basket performance of -11.83% is less than 0%, you will receive a payment at maturity of $1,000. The return on your investment is 0.00%.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The payment at maturity, the basket final valuation date and the reference level of each basket component on the basket final valuation date are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” with respect to the basket components and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

•

For a description of further adjustments that may affect one or more basket components or the reference asset, see “Reference Assets—Currency Exchange Rates—Adjustments Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket”.

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the basket. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations— The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this pricing supplement is materially correct. Under applicable U.S. Treasury Regulations governing debt obligations with payments denominated in, or determined by reference to, more than one currency, for persons whose functional currency is the U.S. Dollar, the Notes will not be foreign currency denominated debt obligations because the “predominant” currency of the Notes is the U.S. Dollar. Accordingly, we will treat the Notes as being denominated in U.S. Dollars, and payments on the Notes determined by reference to currencies other than the U.S. Dollar as contingent payments under the special federal income tax rules applicable to contingent payment obligations. Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss. If you are a secondary purchaser of the Notes, the tax consequences to you may be different.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

PS–5

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes with More Than One Reference Asset (a ‘Basket’)”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•	“Risk Factors—Additional Risks Relating to Notes with Reference Assets that are Currencies, an Index Containing Currencies or Based in Part on Currencies.”

In addition to the risks described above, you should consider the following:

•

Notes Bearish on the Pound Sterling—The basket performance will only be positive if, on average, the value of the Pound Sterling weakens relative to the reference currencies, comprising the basket components. If, on average, the Pound Sterling appreciates in value relative to the Korean Won, the Chinese Yuan, the Malaysian Ringgit, the Indian Rupee, the Indonesian Rupiah and the Singapore Dollar over the term of the Notes, the payment at maturity, and therefore the market value of the Notes, will be adversely affected.

•

Returns Do Not Increase at a Constant Rate—As the reference currencies strengthen (and the Pound Sterling weakens), the basket performance will also increase but at a diminishing marginal rate. For example, in Example 1, if the INRGBP currency exchange rate had doubled from its initial value of .0125 to .0063 (an increase of 100% in the value of the Rupee), the corresponding performance of that basket component would have resulted in a performance of 50%. Moreover, as the C(i)Final increases from C(i)Initial, the returns on the Notes continue to increase but at a diminishing marginal rate.

•

The Notes Might Not Pay More Than the Principal Amount—You may receive a lower payment at maturity than you would have received if you had invested in the basket components directly. If the basket performance is not positive, you will not receive a payment at maturity of more than the principal amount of your Notes. This will be true even if the reference levels of some or all of the basket components were higher than the reference levels on the basket initial valuation date at some time during the term of the Notes but later falls below those initial reference levels.

•	No Interest—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the levels of the basket components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected demand or supply for the basket components;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

The currency exchange rates for each reference currency, on any given day, including the basket initial valuation date and basket final valuation date, will be determined by the calculation agent as the reference or spot rate, which is determined by the calculation agent in accordance with the following:

(a)

where the currency exchange rate is KRWGBP, the Pound Sterling per Korean Won fixing rate, which is 1 divided by GBPKRW, the Korean Won per U.S. Dollar fixing rate for settlement in two Business Days reported by the Korea Financial

PS–6

Telecommunications and Clearing Corporation which appears on the Reuters Screen KFTC18 Page to the right of the caption “USD Today” that is available at approximately 4:00 p.m., Seoul time, or as soon thereafter as practicable, on the relevant date;

(b)	where the currency exchange rate is CNYGBP, the Pound Sterling per Chinese Yuan fixing rate, which is 1 divided by GBPCNY, the Chinese Renminbi per one U.S. Dollar fixing rate for settlement in two Business Days reported by The State Administration of Foreign Exchange of the People’s Republic of China, Beijing, which appears on the Reuters Screen SAEC Page opposite the symbol “USDCNY=“ at approximately 9:15 am., Beijing time, on the relevant date;

(c)	where the currency exchange rate is MYRGBP, the Pound Sterling per Malaysian Ringgit fixing rate, which is 1 divided by GBPMYR, the Malaysian Ringgit per U.S. Dollar fixing rate for settlement in two business, reported by the Association of Banks in Singapore which appears on the Reuters page ABSIRFIX01 to the right of the caption “Spot” under the column “MYR” at approximately 11:30 a.m., Singapore time, on the relevant date;

(d)	where the currency exchange rate is INRGBP, the Pound Sterling per Indian Rupee fixing rate, which is 1 divided by GBPINR, the Indian Rupee per U.S. Dollar fixing rate, for settlement in two Business Days reported by the Reserve Bank of India which appears on the Reuters Screen RBIB Page at approximately 2:30 p.m., Mumbai time, or as soon thereafter as practicable, on the relevant date;

(e)	where the currency exchange rate is IDRGBP; the Pound Sterling per Indonesian Rupiah, which is 1 divided by GBPIDR, the Indonesian Rupiah per U.S. Dollar spot rate at 11:00 a.m., Singapore time, expressed as the amount of Indonesian Rupiah per one U.S. Dollar, for settlement in two business days, reported by the Association of Banks in Singapore which appears on the Reuters page ABSIRFIX01 to the right of the caption “Spot” under the column “IDR” at approximately 11:30 a.m., Singapore time, on the relevant date; and

(f)	where the currency exchange rate is SGDGBP, the Pound Sterling per Singapore Dollar, which is 1 divided by GBPSGD, the Singapore Dollar per U.S. Dollar spot rate at 11:00 a.m., Singapore time, expressed as the amount of Singapore Dollar per one U.S. Dollar, for settlement in two business days, reported by the Association of Banks in Singapore which appears on the Reuters page ABSIRFIX01 to the right of the caption “Spot” under the column “SGD” at approximately 11:30 a.m., Singapore time, on the relevant date;

“GBPUSD” is the U.S. Dollar per one British Pound exchange rate which appears on the Reuters page WMR to the right of the caption “GBP” below “MID” at approximately 4 p.m., London time, on the relevant date.

If any of the Reuters pages described above, or the successor page thereto, is not available on the basket final valuation date, the applicable exchange rate will be calculated by the calculation agent as the arithmetic mean of the applicable offer-side spot quotations received by the calculation agent from two leading commercial banks (selected in the sole discretion of the calculation agent), for the relevant currencies. If these spot quotations are available from fewer than two banks, then the calculation agent shall determine whether such quotation is available and reasonable to be used. If no such spot quotation is available, the calculation agent shall determine the applicable currency exchange rate for such date.

Historical Information

The following graphs set forth the historical performance of the Korean Won, the Chinese Yuan, the Malaysian Ringgit, the Indian Rupee, the Indonesian Rupiah and the Singapore Dollar based on the daily, closing currency exchange rates from January 1, 2000 through March 4, 2008. We obtained the information regarding these closing currency exchange rates of the KRWGBP, CNYGBP, MYRGBP, INRGBP, IDRGBP, and SGDGBP and below from Bloomberg L.P.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg L.P. The historical performance closing currency exchange rates of the GBPKWR, CNYGBP, MYRGBP, INRGBP, IDRGBP, and SGDGBP should not be taken as an indication of future performance of the fixing rates, and no assurance can be given as to the reference levels on the basket final valuation date. We cannot give you assurance that the performance of the KRWGBP, CNYGBP, MYRGBP, INRGBP, IDRGBP, and SGDGBP currency exchange rates will result in any return in addition to your initial investment.

The reference levels of the KRWGBP, CNYGBP, MYRGBP, INRGBP, IDRGBP, and SGDGBP currency exchange rates on March 4, 2008, were 0.0005317, 0.07074, 0.1577, 0.01250, 0.00005534 and 0.3620 respectively.

PS–7

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

PS–8

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

PS–9

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

PS–10